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VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Alan Campbell
Joshua Gorsky
Mary Mast
Sasha Parikh

Re:	ODDITY Tech Ltd. Amendment No. 5 to Draft Registration Statement on Form F-1

Submitted February 23, 2023

CIK No. 0001907085

Ladies and Gentlemen:

On behalf of our client, ODDITY Tech Ltd. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated March 17, 2023 (the “Comment Letter”), regarding the Company’s Amendment No. 5 to Draft Registration Statement on Form F-1, as submitted to the Staff on February 23, 2023.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 6 to the Company’s Draft Registration Statement on Form F-1 (“Amendment No. 6”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 6 and all references to page numbers in such responses are to page numbers in Amendment No. 6.

May 1, 2023

Prospectus Summary

Who We Are, page 1

1.	We note your claim here and elsewhere that you are transforming the global beauty and wellness market as well as your statement that your brands and services “innovate and disrupt” this market. Please revise to provide the bases for these statements and to explain how your brands are transforming, and have innovated and disrupted, the global beauty and wellness market. In that regard, we note your statement elsewhere that IL MAKIAGE comprises less than 2% of the total beauty market in the United States. To the extent these claims are aspirational, please so state.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 84 and 108 of Amendment No. 6.

2.	We note your statement that you believe SpoiledChild is one of the most successful direct-to-consumer brand launches to date based on its rapid revenue scaling in its first 12 months. Please revise the Prospectus Summary, where appropriate, to disclose SpoiledChild's revenues.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 84, 108 and 118 of Amendment No. 6.

Key Operating Measure, page 86

3.	We have considered your response to comment 3 and it appears your metric Order billings, as currently presented, is not appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 16, 85, 90, 99, 108, 109, 113 and 118 of Amendment No. 6.

4.	Please tell us why each of the following are not considered to be key operating measures or metrics:

•	net revenue repeat purchase rate,
•	average order value,
•	net revenue from unpaid sources and paid sources, and
•	number of active customers.

To the extent that that an existing regulatory disclosure framework does not exist for the above measures, such as the guidance relating to Non-GAAP, please include the following additional disclosures for all key operating measures or metrics disclosed in the filing:

•	a clear definition of the metric and how it is calculated,
•	the reasons why the metric is useful to investors,
•	how management uses the metric, and
•	whether there are estimates or assumptions underlying the metric or its calculation, and if so, whether disclosure of these estimates or assumptions is necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that net repeat purchase rate, average order value, order billings from unpaid and paid sources, and number of active customers are not part of the set of key variables used by the Company’s management to manage the Company’s operations or the make strategic decisions. While these measures are presented to provide additional historical context for specific aspects of the Company’s business, the Company does not believe these measures constitute material information necessary for an understanding or evaluation of the Company’s financial condition, changes in financial condition and results of operations that would be required under Item 303(a) of Regulation S-K. Rather, the Company’s disclosure of these data is merely intended to illustrate the size of, and user engagement with, the Company’s platform as well as provide historical context around customer purchasing behavior. As such, the Company, in its judgment, would not identify these measures as key performance indicators, as described in SEC Release No. 33-10751. The Company does not currently intend to regularly disclose net revenue repeat purchase rate, average order value, order billings from unpaid sources and paid sources, or number of active customers in future periodic filings. The Company has revised the disclosure on pages 88, 89 and 90 of Amendment No. 6 accordingly.

May 1, 2023

Non-GAAP Financial Measures, page 87

5.	Please revise to present your discussion of Non-GAAP Financial Measures, which begins on page 86, to follow your discussion of Results of Operations, which begins on page 89.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to present its discussion of Key Operating and Non-GAAP Financial Measures following its discussion of Results of Operations.

Business

Loyal Customer Behavior, page 112

6.	We note your disclosure on page 112 stating that your “technology-powered, data-centric model” has the “additional benefit of increasing [y]our hit rate of success and derisking downside potential of every dollar of capital [you] deploy.” Please revise your disclosure to quantify how your model has allowed you to achieve these objectives. To the extent this statement is based on management's belief, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 114 of Amendment No. 6.

Oddity Tech Ltd. and its Subsidiaries

Consolidated Financial Statements

Note 16- Subsequent Events, page F-28

7.	We are continuing to evaluate your response to prior comment 4 relating to the digital securities.

Response: The Company respectfully acknowledges the Staff’s comment.

* * *

May 1, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1320 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc Jaffe

Marc Jaffe
of LATHAM & WATKINS LLP

cc:	Oran Holtzman, Chief Executive Officer, ODDITY Tech Ltd.

Lindsay Drucker Mann, Chief Financial Officer, ODDITY Tech Ltd.

Jonathan Truppman, Esq., Chief Legal Officer, ODDITY Tech Ltd.

Ian Schuman, Esq., Latham & Watkins LLP

Alison Haggerty, Esq., Latham & Watkins LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Esq., Davis Polk & Wardwell LLP